Exhibit 99.1

RISE Education Announces Two New Aptitude Training Products

BEIJING, May 28, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced two new aptitude training products, WhySTEAM and Hiyeah, to further complete its aptitude training ecosystem.

As a RISE brand focusing on STEAM-oriented aptitude development for children, WhySTEAM aims to, through cognitive skills training and development, which includes math logical thinking, science literacy and science exploration. The courses are designed for nurturing deep understanding of conceptual thinking and innovative problem-solving. The Company believes that cognitive thinking skills are a crucial part of child development and parents are placing an increasingly high value on this. The Company has received positive feedback on its STEAM courses, which were introduced last year. Under this new branding, WhySTEAM, RISE expects continue to improve the learning experience of students and effectively enhance their comprehensive aptitude skills.

As a brand focusing on children’s social interaction and emotional development, growth mindset and family education support, Hiyeah advocates the combination of abilities and practice. It is designed to cultivate children’s character, personality and social skills in order to foster core strengths for future academic achievements. It aims to develop a leading systematic training program in China that focuses on the social-emotional development of children.

The official announcement of WhySTEAM and Hiyeah represents an acceleration of the development of RISE’s aptitude training ecosystem. With the two new products and its core ELT courses, RISE will continue to provide its customers with comprehensive aptitude training solutions based on an online-merge-offline model, and seeks to build a better education ecosystem for children and parents. It is expected that the new brands and products will help RISE further diversify its product offerings and improve its brand positioning, which will facilitate the future development of RISE.

About RISE

RISE is a leading service provider in China’s junior ELT market, which refers to after-school English teaching and tutoring services provided by private education institutions to students aged three to 18. We pioneered the “subject-based learning” teaching philosophy in China, whereby various subject matters, such as language arts, math, natural science and social science, are used to teach English. RISE courses use interactive courseware to create an immersive English learning environment that helps students learn to speak and think like a native speaker. For more information, please visit http://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2020.

Investor Relations Contact

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191